Filed by AT&T Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: BellSouth Corporation
Commission File No.: 1-8607

AT&T/BELLSOUTH MERGER Suggested Responses Effective 03/06/06

Essential Information	• On March 5th 2006 AT&T publicly announced its intent to acquire BellSouth.
• The merger is a positive step forward for our company, our customers and the whole industry.
• Customers from both companies should be advised that this announcement has no immediate effect on them. It’s also important to note that this merger likely will not close for approximately 12 months and until then, it will be business as usual.

Service Rep Suggested Responses	Suggested Response to General Customer Inquiry:

“Mr./Mrs. (customer name), all of us at AT&T are very excited about the BellSouth acquisition. The merger will create a stronger, broader company that will be in an ideal position to serve the needs of our customers. Since the merger will take up to 12 months to close, we want you to know the services you have with us today will not be affected by this announcement and there is no action you need to take. You can also continue to count on the same great service you have come to expect from AT&T. Is there anything else I can help you with today?”

Response to customer questions or concerns:

I’m an AT&T [or BellSouth] customer. How will this affect me? Do I need to do anything?
No, you don’t need to do anything at this point. Whatever services you have from either company will continue and are not affected by this announcement.

What affect will this have on prices for services?
Today’s announcement will not have any immediate impact on pricing.

Isn’t this an anti-competitive move that will hurt customers and limit choices?
No. BellSouth is a regional company and is not a significant player in the national or international enterprise space. AT&T established a broader national presence only recently.

I’m an AT&T stockholder. I don’t like this plan.
AT&T believes this merger will create a strong, financially secure company that will be good for stockholders like you. I would suggest you direct any other questions or concerns about your stock ownership to Investor Relations, which you can reach via our Web site, www.thenewatt.com.

Cautionary Language Concerning Forward-Looking Statements
We have included or incorporated by reference in this document financial estimates and other forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially from these estimates and statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T Inc. and BellSouth Corporation and are subject to significant risks and uncertainties and outside of our control.
The following factors, among others, could cause actual results to differ from those described in the forward-looking statements in this document: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of AT&T shareholders to approve the issuance of AT&T common shares or the failure of BellSouth shareholders to approve the merger; the risk that the businesses of AT&T and BellSouth will not be integrated successfully or as quickly as expected; the risk that the cost savings and any other synergies from the merger, including any savings and other synergies relating to the resulting sole ownership of Cingular Wireless LLC may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; and competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in AT&T’s, BellSouth’s, and Cingular Wireless LLC’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s Web site (http://www.sec.gov). Neither AT&T nor BellSouth is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.
NOTE: In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, including a joint proxy statement/prospectus of AT&T and BellSouth, and AT&T and BellSouth will file other materials with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the registration statement, including the joint proxy statement (and all amendments and supplements to it) and other materials when they become available because they contain important information. Investors will be able to obtain free copies of the registration statement and joint proxy statement, when they become available, as well as other filings containing information about AT&T and BellSouth, without charge, at the SEC’s Web site (www.sec.gov). Copies of AT&T’s filings may also be obtained without charge from AT&T at AT&T’s Web site (www.att.com) or by directing a request to AT&T Inc. Stockholder Services, 175 E. Houston, San Antonio, Texas 78205. Copies of BellSouth’s filings may be obtained without charge from BellSouth at BellSouth’s Web site (www.bellsouth.com) or by directing a request to BellSouth at Investor Relations, 1155 Peachtree Street, N.E., Atlanta, Georgia 30309.
AT&T, BellSouth and their respective directors and executive officers and other members of management and employees are potential participants in the solicitation of proxies in respect of the proposed merger. Information regarding AT&T’s directors and executive officers is available in AT&T’s 2005 Annual Report on Form 10-K filed with the SEC on March 1, 2006 and AT&T’s preliminary proxy statement for its 2006 annual meeting of stockholders, filed with the SEC on February 10, 2006, and information regarding BellSouth’s directors and executive officers is available in BellSouth’s 2005 Annual Report on Form 10-K filed with the SEC on February 28, 2006 and BellSouth’s proxy statement for its 2006 annual meeting of shareholders, filed with the SEC on March 3, 2006. Additional information regarding the interests of such potential participants will be included in the registration statement and joint proxy statement, and the other relevant documents filed with the SEC when they become available.
© 2006 AT&T Knowledge Ventures. All rights reserved.
Proprietary Information. Not to be disclosed or distributed outside of AT&T companies without written permission.
03/06/06